# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FACT II ACQUISITION CORP., CIK 0002028935
CUSIP: G32901103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 14 Wall Street, 20th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 11/27/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002042662

## Reporting persons
- FACT II Acquisition LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,035,833; sole dispositive power 0; shared dispositive power 6,035,833; aggregate amount beneficially owned 6,035,833 (25.15% of the class)
  Comment: (Rows 6, 8 and 9) See Item 4 below. The Reporting Person is referred to herein as "Sponsor HoldCo". Consists of (a) 5,613,333 Class B ordinary shares of FACT II Acquisition Corp. (the "Issuer") (the "Founder Shares") (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo due to the underwriters' over-allotment option in connection with the Issuer's initial public offering not being exercised, and including 20,000 Founder Shares reserved by Sponsor HoldCo to transfer and sell to a senior advisor following the consummation of the Issuer's initial business combination), which are convertible into Class A ordinary shares of the Issuer (the "Class A Ordinary Shares" and together with the Founder Shares, the "Ordinary Shares"), as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-281593), and (b) 422,500 Class A Ordinary Shares included in the 422,500 private placement units of the Issuer (the "Private Placement Units") held by Sponsor HoldCo. Does not include (i) the Class A Ordinary Shares that may be issued upon the exercise of the warrants included in the Private Placement Units held by Sponsor HoldCo, which are not exercisable within 60 days hereof, or (ii) the 325,000 restricted Class A Ordinary Shares held by Sponsor HoldCo, which would vest only upon the consummation of the Issuer's initial business combination.
  
  (Row 11) Percentage calculated using a denominator of 23,996,458 Ordinary Shares (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo), reflecting (a) the 18,163,125 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Registration Statement on Form S-1 (File No. 333-281593) filed with the Securities and Exchange Commission (the "SEC") on November 25, 2024, plus (b) 5,833,333 Founder Shares issued and outstanding. Does not include (i) the Class A Ordinary Shares that may be issued upon the exercise of the warrants included in the Private Placement Units held by Sponsor HoldCo, which are not exercisable within 60 days hereof, or (ii) the 325,000 restricted Class A Ordinary Shares held by Sponsor HoldCo, which would vest only upon the consummation of the Issuer's initial business combination.
- FACT II Acquisition Parent LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 17,500; shared voting power 6,035,833; sole dispositive power 17,500; shared dispositive power 6,035,833; aggregate amount beneficially owned 6,053,333 (25.22% of the class)
  Comment: (Rows 5 and 7) Consists of 17,500 Class A ordinary shares of FACT II Acquisition Corp. (the "Issuer") (the "Class A Ordinary Shares" and together with the Founder Shares, the "Ordinary Shares") included in the 17,500 private placement units of the Issuer (the "Private Placement Units") held by FACT II Acquisition Parent LLC (the "Sponsor"). Does not include the Class A Ordinary Shares that may be issued upon the exercise of the warrants included in the Private Placement Units held by the Sponsor, which are not exercisable within 60 days hereof.
  
  (Rows 6 and 8) See Item 4 below. Consists of (a) 5,613,333 Class B ordinary shares of the Issuer (the "Founder Shares") (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo due to the underwriters' over-allotment option in connection with the Issuer's initial public offering not being exercised, and including 20,000 Founder Shares reserved by Sponsor HoldCo to transfer and sell to a senior advisor following the consummation of the Issuer's initial business combination), which are convertible into Class A Ordinary Shares as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-281593), and (b) 422,500 Class A Ordinary Shares included in the 422,500 Private Placement Units held by Sponsor HoldCo. Does not include (i) the Class A Ordinary Shares that may be issued upon the exercise of the warrants included in the Private Placement Units held by Sponsor HoldCo, which are not exercisable within 60 days hereof, or (ii) the 325,000 restricted Class A Ordinary Shares held by Sponsor HoldCo, which would vest only upon the consummation of the Issuer's initial business combination.
  
  (Row 11) Percentage calculated using a denominator of 23,996,458 Ordinary Shares (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo), reflecting (a) the 18,163,125 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Registration Statement on Form S-1 (File No. 333-281593) filed with the SEC on November 25, 2024, plus (b) the 5,833,333 Founder Shares issued and outstanding. Does not include (i) the Class A Ordinary Shares that may be issued upon the exercise of the warrants included in the Private Placement Units held by Sponsor HoldCo, which are not exercisable within 60 days hereof, or (ii) the 325,000 restricted Class A Ordinary Shares held by Sponsor HoldCo, which would vest only upon the consummation of the Issuer's initial business combination.

## Item 1. Issuer
Name of issuer: FACT II ACQUISITION CORP.
Address of issuer's principal executive offices: 14 Wall Street, 20th Floor New York, NY 10005

## Item 2. Person Filing
Name of person filing:
(1) FACT II Acquisition LLC ("Sponsor HoldCo")

(2) FACT II Acquisition Parent LLC (the "Sponsor")
Address of principal business office or, if none, residence:
(1) Sponsor HoldCo: C/O FACT II Acquisition Corp., 14 Wall Street, 20th Floor New York, NY 10005

(2) Sponsor: C/O FACT II Acquisition Corp., 14 Wall Street, 20th Floor New York, NY 10005.
Citizenship:
(1) Sponsor HoldCo: Cayman Islands

(2) Sponsor: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

FACT II Acquisition LLC ("Sponsor HoldCo") is the record holder of 5,613,333 Founder Shares (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo due to the underwriters' over-allotment option in connection with the Issuer's initial public offering not being exercised, and including 20,000 Founder Shares reserved by Sponsor HoldCo to transfer and sell to a senior advisor following the consummation of the Issuer's initial business combination), which are convertible into Class A Ordinary Shares as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-281593), and (b) 422,500 Class A Ordinary Shares included in the 422,500 Private Placement Units held by Sponsor HoldCo. The amount reflected does not include (i) the Class A Ordinary Shares that may be issued upon the exercise of the warrants included in the Private Placement Units held by Sponsor HoldCo, which are not exercisable within 60 days hereof, or (ii) the 325,000 restricted Class A Ordinary Shares held by Sponsor HoldCo, which would vest only upon the consummation of the Issuer's initial business combination.

FACT II Acquisition Parent LLC (the "Sponsor") is the managing member of Sponsor HoldCo. Investment and voting decisions are made by 51% or more of the voting power held by the managing member of Sponsor HoldCo. By virtue of having a greater than 51% interest in the voting power in Sponsor HoldCo, the Sponsor may be deemed to beneficially own the referenced Founder Shares and Class A Ordinary Shares held by Sponsor HoldCo. The members of the Sponsor are Adam Gishen, Min Lee, Richard Nespola, Jr. and Joseph Wagman, who by virtue of their control of the Sponsor may be deemed to share beneficial ownership of the referenced Founder Shares and Class A Ordinary Shares held by the Sponsor HoldCo. Each of Messrs. Gishen, Lee, Nespola and Wagman disclaims beneficial ownership of the Founder Shares held by Sponsor HoldCo.

The Sponsor is the record holder of 17,500 Class A Ordinary Shares included in the 17,500 Private Placement Units held by the Sponsor. The amount reflected does not include the Class A Ordinary Shares that may be issued upon the exercise of the warrants included in the Private Placement Units held by the Sponsor, which are not exercisable within 60 days hereof. In addition, as set forth above, the Sponsor is the managing member of Sponsor HoldCo.
Percent of class:
(1) Sponsor HoldCo: 25.15%
(2) Sponsor: 25.22%
Sole power to vote or to direct the vote:
(1) Sponsor HoldCo: 0
(2) Sponsor: 17,500
Shared power to vote or to direct the vote:
(1) Sponsor HoldCo: 6,035,833
(2) Sponsor: 6,035,833
Sole power to dispose or to direct the disposition:
(1) Sponsor HoldCo: 0
(2) Sponsor: 17,500
Shared power to dispose or to direct the disposition:
(1) Sponsor HoldCo: 6,035,833
(2) Sponsor: 6,035,833

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- FACT II Acquisition LLC: /s/ Adam Gishen, Adam Gishen/Authorized Signatory (02/14/2025)
- FACT II Acquisition Parent LLC: /s/ Adam Gishen, Adam Gishen/Authorized Signatory (02/14/2025)